March 16, 2023

VIA EDGAR

Mr. Karl Hiller, Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Yellow Corporation

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 9, 2023

File No. 000-12255

Dear Mr. Hiller:

Yellow Corporation (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 7, 2023, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on February 9, 2023.

Set forth below is the heading and text of the Staff’s comments followed by the Company’s responses:

Form 10-K for the Fiscal Year ended December 31, 2022 Exhibits and Financial Statement Schedules Exhibit 23.1, page 71

1.
We note that you have included an exhibit with a consent from KPMG LLP for inclusion of its reports pertaining to the audits of your financial statements and the effectiveness of internal control over financial reporting in several previously filed registration statements. However, the consent references their audit reports dated February 4, 2022, which were filed with your annual report last year, rather than February 9, 2023, which is the date of their audit reports in your more recent annual report. If you intend to utilize or maintain the registration statements identified in the consent, please obtain and file an updated auditor consent in an amendment to your report.

Response:

The Company respectfully acknowledges the Staff’s comment. In response, the Company will file an amendment to our 10-K on March 16, 2023, with the accurate consent from KPMG LLP, the independent registered public accounting firm engaged as our auditor, which will have a reference to their annual reports dated February 9, 2023. The accurate consent also references only the active registration statements which are currently effective.

If you have any additional questions or comments, please feel free to contact me directly at 616-395-5094, or the Company’s General Counsel, Leah Dawson at 913-696-6140, with any questions.

Very truly yours,

/s/ Daniel L. Olivier

Daniel L. Olivier

Chief Financial Officer

Cc: Doug Carty, Audit & Ethics Committee Chairperson